UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-102]

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Communication Intelligence Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20338K106

(CUSIP Number)

Andrea Goren	Jonathan J. Russo, Esq.
Phoenix Venture Fund LLC	Pillsbury Winthrop Shaw Pittman LLP
110 East 59th Street, Suite 1901	1540 Broadway
New York, New York 10022	New York, New York 10036
(212) 759-1909	(212) 858-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

500976365v3

CUSIP No. 20338K106

1.	Names of Reporting Persons Phoenix Venture Fund LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 303,084,811

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 303,084,811

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 303,084,811

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.11%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 20338K106

1.	Names of Reporting Persons SG Phoenix Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 303,084,811 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 303,084,811 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 303,084,811

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.11%

14.	Type of Reporting Person (See Instructions) OO

(1)	Owned directly by Phoenix Venture Fund LLC (“Phoenix”). SG Phoenix Ventures LLC (“SGPV”) is the managing member of Phoenix.

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CUSIP No. 20338K106

1.	Names of Reporting Persons SG Phoenix LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,506,843

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 13,506,843

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,506,843

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.69%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 20338K106

1.	Names of Reporting Persons Michael W. Engmann

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,095,959

	8.	Shared Voting Power 24,938,943 (2)

	9.	Sole Dispositive Power 36,095,959

	10.	Shared Dispositive Power 24,938,943 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,034,902

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%

14.	Type of Reporting Person (See Instructions) IN, HC

(2)
Includes 7,244,004 shares owned directly by Kendu Partners Company (“Kendu”) and 17,694,939shares owned directly by MDNH Partners L.P. (“MDNH”).  Mr. Engmann is the general partner of Kendu and a shareholder of MDNH Trading Corp., the General Partner of MDNH.  Mr. Engmann has voting and dispositive power over both Kendu and MDNH.  Mr. Engmann disclaims any beneficial ownership of the securities owned by MDNH, except to the extent of his pecuniary interest, if any, in such securities.

CUSIP No. 20338K106

1.	Names of Reporting Persons Kendu Partners Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,244,004

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,244,004

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,244,004

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.1%

14.	Type of Reporting Person (See Instructions) PN

500976365v3

CUSIP No. 20338K106

1.	Names of Reporting Persons MDNH Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,694,939

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 17,694,939

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,694,939

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%

14.	Type of Reporting Person (See Instructions) PN

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This Amendment No. 2 (this “Statement”), filed by Phoenix, SGPV, SG Phoenix LLC (“ SG Phoenix”), Michael Engmann, Kendu and MDNH (collectively, the “Reporting Persons”), amends and supplements Items 4, 5, 6 and 7 of Schedule 13D which was filed by the Reporting Persons on August 31, 2010 and amended by Amendment No. 1 filed on January 4, 2011.

Item 1.	Security and Issuer
The class of equity securities to which this statement (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of Communication Intelligence Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 275 Shoreline Drive, Suite 500, Redwood Shores, California 94065-1413.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented to include the following:

On February 14, 2012, the Issuer, Phoenix, SGPV, SG Phoenix, Michael Engmann, Kendu and MDNH entered into an amendment to the Investor Rights Agreement dated as of August 5, 2010, by and between the Issuer and the parties listed thereto (the “Agreement”).  Pursuant to the amendment to the Agreement, the parties agreed that the voting, proxy and board representation provisions of the Agreement would not be applicable to Engmann, Goodman, Kendu or MDNH.  Except as expressly modified by the amendment, the Agreement remains in full force and effect.

Except as set forth in this Statement, neither Phoenix, SGPV, SG Phoenix, Mr. Engmann, Kendu nor MDNH presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a)  Phoenix, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 303,084,811 shares of Common Stock representing approximately 69.11 of the outstanding shares of Common Stock.

SGPV, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 303,084,811 shares of Common Stock representing approximately 69.11% of the outstanding shares of Common Stock.  SGPV is the managing member of Phoenix.  SGPV disclaims any beneficial ownership of the 303,684,811 shares of Common Stock held by Phoenix, except to the extent of its pecuniary interest, if any, in such shares.

SG Phoenix, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 13,506,843 shares of Common Stock representing approximately 6.69% of the outstanding shares of Common Stock.

Mr. Engmann, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 61,034,902 shares of Common Stock representing approximately 14.2% of the outstanding shares of Common Stock.  Mr. Engmann is the general partner of Kendu and a shareholder of MDNH Trading Corp., the General Partner of MDNH.  Mr. Engmann disclaims any beneficial ownership of the 17,694,939 shares of Common Stock held by MDNH, except to the extent of his pecuniary interest, if any, in such shares. Mr. Engmann has voting and dispositive power over both Kendu and MDNH.

Kendu, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 7,244,004 shares of Common Stock representing approximately 3.1% of the outstanding shares of Common Stock.

MDNH, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 17,694,939 shares of Common Stock representing approximately 7.4% of the outstanding shares of Common Stock.

(b)  Phoenix has the sole power to vote and the sole power to dispose of 303,084,811 shares of Common Stock.

SGPV has the sole power to vote and the sole power to dispose of 0 shares of Common Stock and has the shared power to vote and the shared power to dispose of 303,084,811 shares of Common Stock.

SG Phoenix has the sole power to vote and the sole power to dispose of 13,506,843 shares of Common Stock and has the shared power to vote and the shared power to dispose of 0 shares of Common Stock.

Mr. Engmann has the sole power to vote and the sole power to dispose of 36,095,959 shares of Common Stock and has the shared power to vote and the shared power to dispose of 24,938,943 shares of Common Stock.

Kendu has the sole power to vote and the sole power to dispose of 7,244,003 shares of Common Stock and has the shared power to vote and the shared power to dispose of 0 shares of Common Stock.

MDNH has the sole power to vote and the sole power to dispose of 17,694,939 shares of Common Stock and has the shared power to vote and the shared power to dispose of 0 shares of Common Stock.

(c) On January 4, 2012, Phoenix transferred 6,500,000 shares of Common Stock to the Issuer in connection with a settlement with a stockholder of the Issuer related to a Section 16(b) claim.

On January 6, 2012, Michael Engmann sold 50,000 shares of Common Stock at $0.08 per share.

On January 9, 2012, Michael Engmann sold an aggregate of 60,000 shares of Common Stock at an average price of $0.083.

On January 11, 2012, Michael W Engmann sold 40,000 shares of Common Stock at an average price of $0.088 per share.

On January 12, 2012, Michael Engmann sold an aggregate of 210,000 shares of Common Stock at an average price of $0.104 per share.

On January 6, 2012, MDNH Partners L. P. sold an aggregate 130,000 shares of Common Stock at an average price of $0.078 per share.

On January 12, 2012, MDNH Partners L. P. sold an aggregate 27,000 shares of Common Stock at an average price of $0.11 per share.

(d)  Not applicable.

(e)  Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented as follows:

Phoenix, SGPV, SG Phoenix, Engmann, MDNH and Kendu are parties to the following agreement with respect to securities of the Issuer:

Amendment dated February 14, 2012 to the Investor Rights Agreement by and among the Issuer, Phoenix and the other entities listed therein.

Item 7.	Material to be Filed as Exhibits
Exhibit G — Amendment dated February 14, 2012 to the Investor Rights Agreement, December 31, 2010, by and among the Issuer, Phoenix and the other entities listed therein.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 21, 2012	PHOENIX VENTURE FUND LLC

By: SG Phoenix Ventures LLC, its Managing Member

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Managing Member

Dated: February 21, 2012	SG PHOENIX VENTURES LLC

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Managing Member

Dated: February 21, 2012	SG PHOENIX LLC

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Member

Dated: February 21, 2012	MICHAEL ENGMANN

/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Attorney-in-fact

Dated: February 21, 2012	KENDU PARTNERS COMPANY

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Attorney-in-fact

Dated: February 21, 2012	MDNH PARTNERS L.P.

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Attorney-in-fact

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